
VITA IMAGING
Detects Skin Cancer in 2 Seconds or Less

INVEST IN **VITA IMAGING**

Detects skin cancer in less than 2 seconds

vita-imaging.com San Jose, CA

Highlights

1. Supports the 6.1 million people treated for skin cancer each year
2. Addresses the $8.9 billion U.S. skin cancer market
3. CEO previously founded a company that was listed on NASDAQ and

3. CEO previously founded a company that was listed on NASDAQ and reached a peak $2 billion market cap

4. A robust patent portfolio

5. In final stages of PMA application process to obtain FDA market clearance

6. Several additional diagnostic applications to identify other forms of cancer

7. Over $20M spent in development

Featured Investor

Tuoc Luong
Syndicate Lead

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Invested $705,000

"After decades leading and investing in tech companies (founding Bodidata, serving as SVP at Yahoo Search, and being CEO of Shanda Online) I've seen countless innovations. But few have impressed me like Vita Imaging. I've known the Founder for many years and have always admired his integrity and dedication. So, when he told me about their breakthrough in skin cancer detection, I didn't hesitate to get involved. That's why I'm proud to lead this investment round. Skin cancer isn't just a statistic to me. I've seen loved ones endure the anxiety of waiting for biopsy results, sometimes after invasive procedures. Even benign results come with stress and disruption. Then I saw AURA in action. This isn't just a clever idea - it's a real solution to a growing problem. AURA uses Raman spectroscopy to differentiate between benign and malignant lesions in under 2 seconds. It's non-invasive, portable, and doesn't require cutting into the skin. But what truly moves me is the human impact. I believe in this company and its potential to change lives. If you've ever had a loved one face a skin cancer scare, you understand why this matters. And if you're looking for a company with real potential to improve lives and grow while doing it, Vita Imaging is the one to back."

Our Team



Thinh Tran CEO & Chairman

Founder & CEO of V-Silicon, a leader in the Smart TV market delivering best in class picture & audio quality. He was previously the Founder & CEO of Sigma Designs since its inception in 1982 which he built from a humble start-up to publicly traded company



Victoria Reade COO

Ms. Reade has 25+ years of executive leadership & consulting experience including: Executive Director, MCO Operations & MSO at Scripps Clinic & Green Hospital La Jolla; VP, Medical Management at HMO Pacificare, Healthcare/IT Consultant at Deloitte



Dzung Wright CFO

She has over 30 years of experience in the financial industry, holding senior financial positions at multiple publicly traded and startup companies over a wide range of industries such as medical, telecommunications, device technology, & digital arts.



Emmeline Braun Investor Relations

Specializes in investor relations and media consulting, with a focus on media awareness campaigns and crowdfunding.

Early Skin Cancer Detection Can Save Lives and Give Patients Peace of Mind

More than 100,000 Americans are diagnosed with melanoma each year. **Fortunately, when detected early, the five year survival rate for melanoma is 99%.** However, existing skin cancer detection methods can be subjective

and error-prone, or require an invasive biopsy to detect whether a lesion is benign or malignant. This can leave patients feeling uneasy and uncertain they are getting an accurate diagnosis.

That's why Vita Imaging created AURA™: the first-of-its kind, non-invasive RAMAN spectroscopy device that can identify benign or malignant lesions in less than two seconds. AURA™ is currently advancing toward FDA market clearance and preparing for commercial launch after successful testing in comprehensive clinical studies.


Detects skin cancer in less than 2 seconds
VITA IMAGING
Technology platform extensible for use detecting internal organ cancer
Comprehensive patent portfolio
Non-invasive
Raman Spectroscopy technology

AURA™: A Faster, Safer, and More Effective Diagnostic Solution

At Vita Imaging, we saw an opportunity to help people get faster, more accurate results for their skin cancer diagnoses. The Vita Imaging AURA™ device can improve diagnostic accuracy and significantly reduce the need for invasive and costly biopsies. AURA™ utilizes proven Raman spectroscopy technology to differentiate between benign and malignant lesions through a noninvasive procedure, delivering nearly instantaneous results by identifying spectral changes in skin cancer cell biochemistry and creating a "molecular fingerprint" in under 2 seconds.

How It Works

The AURA™ is so easy to use it can be operated in just three, non-invasive steps:


Step 1
Power up the AURA Imaging Device
aura
settings
logout
continue
INSTANT RESULT
<2 seconds
Step 2
Scan the Affected Area Using the Light Probe
Step 3
Review Display for Diagnosis & Recommended Next Steps
Tip change in
14:18
Scan Results
logout
High probability for further investigation
Sensitivity:
95%
Patient Exam Complete
Press Probe Button to scan a lesion

Thanks to this simple process, the AURA™can quickly be deployed in any dermatological clinic or healthcare facility.

Helping Reduce Healthcare Costs

In the United States alone, it is estimated that 9,500 people are diagnosed with skin cancer every day and one in every five people will develop skin cancer by the age of 70. According to the CDC, each year an estimated 6.1 million people are treated for skin cancer in the United States; the annual medical costs of treating skin cancer is $8.9 billion; and using proven interventions to prevent skin cancer, especially melanoma, can save money and improve quality of life. By utilizing the AURA™, these inflated costs can be significantly reduced while simultaneously providing better care to patients.


$8.1 B
Annual cost for treating all skin cancers
100K+
Americans estimated to be diagnosed with melanoma in 2024
1 IN 5
Americans will develop skin cancer before age 70

2+ PEOPLE
Die of skin cancer in the U.S. every hour



95% sensitivity
in correctly identifying patients with skin cancer

The Vita Story: A Two-Decade Mission to Transform Cancer Detection

> ***"We didn't start Vita Imaging because it was easy—we started it because we knew it was necessary."***

Our journey began over 20 years ago with a simple but urgent question: *Why are we still relying on scalpels and guesswork to detect skin cancer—when early detection is the difference between life and death?*

Our CEO, **Thinh Tran**, is no stranger to solving complex problems. As a Stanford-trained engineer and founder of V- Silicon, he helped pioneer Smart TV technology and was a leader in the Smart TV market delivering best in class picture and audio quality. He was previously the founder & CEO of Sigma Designs since its inception in 1982 which he built from a humble start-up into a two billion dollar publicly traded NASDAQ company. But Vita's mission is personal. After seeing firsthand how long and uncertain the path to a skin cancer diagnosis can be, Thinh saw a challenge worth taking on—one that could truly change lives.

Together with leading researchers from the **University of British Columbia** and the **BC Cancer Agency**, we committed ourselves to solving the biggest problem in skin cancer diagnostics: making it *faster, more accurate, and non-invasive.*

AURA™ is the result of two decades of collaboration, over **$20 million invested***, and a shared mission: to give doctors a powerful tool to detect cancer in seconds, and give patients peace of mind without invasive procedures.

*The $20M total invested includes: C$5.7M in research by British Columbia

* The $20M total invested includes: C$5.7M in research by British Columbia Cancer Research Centre, C$23M in research by Verisante Technology (business acquired by Vita), and $5M in research by Vita.


Sir CV Raman (Nobel Prize 1930)
Rapid raman system built at the bc cancer agency (2002)
Beta test version
First generation commercial product (2012)
VITA IMAGING'S AURA (2023)
Over 20 years R&D by British Columbia Cancer Agency (BCCA), University of British Columbia, Verisante.
Industry & Research investment of $20 million to commercialize AURA

To-date, AURA™ has been tested in comprehensive clinical studies – including the largest known study using Raman technology for skin cancer detection – and has successfully passed all product performance and safety tests. Therefore, we believe that AURA™ has strong potential to exceed FDA benchmarks, ideally paving the way for full clearance and commercialization of a Class 3 PMA medical device.


VITA IMAGING
Peer reviewed studies
Parameters defining the potential applicability of Raman spectroscopy as a diagnostic tool for oral disease
// Kevin Guze, Michael Short, Stephen Sonis, Nadeem Karimbux, Jimmy Chan, Haishan Zeng
Comparison of molecular images as defined by Raman spectra between normal mucosa and squamous cell carcinoma in the oral cavity
// K Guze, M Short, H Zeng, M Lerman, S Sonis
Real-time endoscopic Raman spectroscopy for in vivo early lung cancer detection
// Hanna C. McGregor, Michael A. Short, Annette McWilliams, Tawimas Shaipanich, Diana N. Ionescu, Jianhua Zhao, Wenbo Wang, Guannan Chen, Stephen Lam, Haishan Zeng
Using Laser Raman Spectroscopy to Reduce False Positives of Autofluorescence Bronchoscopies - A Pilot Study
// Michael A. Short, PhD, Stephen Lam, MD, Annette M. McWilliams, MD, Diana N. Ionescu, MD, and Haishan Zeng, PhD
Development and in vivo testing of a high frequency endoscopic Raman spectroscopy system for potential applications in the
Disposable sheath that facilitates endoscopic Raman spectroscopy
// Wenbo Wang, Michael Short, Isabella T. Tai, Haishan Zeng


neoplasia
// Michael A. Short, Wenbo Wang, Isabella T. Tai, and Haishan Zeng
Real-time Raman spectroscopy for automatic in vivo skin cancer detection: an independent validation
// Jianhua Zhao & Harvey Lui & Sunil Kalia & Haishan Zeng
Wavenumber selection based analysis in Raman spectroscopy improves skin cancer diagnostic specificity
// Jianhua Zhao, Haishan Zeng, Sunil Kalia, and Harvey Lui

AURA™ is a novel device, meaning it would be the first approved device of its kind on the market, paving the way for mass adoption.

We Believe There's Little Competition

A high-quality skin cancer detection device requires two properties to be successful:

- **Sensitivity: High sensitivity means less false negative results**
- **Specificity: High specificity means less false positive results**

We believe no product currently on the market matches the AURA™'s sensitivity, specificity and testing time in a non-invasive device.

	AURA	Nevisense	Dermasensor
Performance	95% sensitivity 68% specificity	97% sensitivity 34% specificity	95.5 sensitivity 20.7% specificity
Testing Time	**1.5 sec - 2 sec**	5 min	30 sec (requires 5 scans per lesions)
Application	Non-invasive probe	Micro-invasive pins	Non-invasive handheld unit tip

Detection	Both melanoma and non-melanoma skin cancers	Only melanoma skin cancers	Results are not definitive and cannot identify the specific type of cancer

Why Invest in Vita Imaging

Strong Business Model

Vita Imaging has a quality business model that will provide the company with solid cash flow from both device sales, recurring revenue, and potential future business opportunities.



VITA IMAGING
Planned Business Model
Sales Model
Sales or leases of products
Target Customers
• Primary Care Physicians
• General Practitioners
• Dermatologists
• Skin Clinics
• Medical Spas
• Healthcare Providers
Potential Future Revenue Streams
• Spectral Imaging Database
• Future cancer detection devices capable of identifying various cancers including lung, colon, and oral cancers
• Platform technology
Recurring Revenue Opportunities
1. Service contracts at 10% of the original sale price (industry standard)
2. Sales of disposable probe tips necessary to the device's function and safety.

Robust Patent Portfolio

Through our partnership with British Columbia Cancer Agency (BCCA) and the University of British Columbia (UBC), Vita Imaging has licensed a

comprehensive patent portfolio to a cutting-edge platform technology with applications for cancer detection in the skin and internal organs.

Title	Country	Status
In Vivo Raman endoscopic probe and methods of use	USA	Issued
Multimodal detection of tissue abnormalities based on Raman and background fluorescence spectroscopy	USA	Issued
Integrated spectral probe for Raman, reflectance and fluorescence spectral measurements	USA China	Issued
Optical standard for calibration of spectral measuring systems	USA China	Issued
Method and Apparatus for Optical Measurements under Ambient Light Conditions	USA	Issued
Image Guided Micro-Raman Spectroscopy	USA	Issued
Apparatus and methods relating to high speed Raman Spectroscopy	USA	Issued
Endoscopic Raman Spectroscopy Device	USA	Issued

Large Target Customer Base

The AURA™ is an obvious choice for regular use within dermatologists offices, but also has a wider potential customer based that includes:

- Skin clinics
- Primary care physicians
- Medical spas
- Healthcare Providers

Our initial target customers are Board Certified Dermatologists. Once we have FDA approval, we plan to add primary care physicians, general practitioners, and other healthcare providers as future target customers. It's

important to note we will need FDA approval to change our label to include these target customers. The FDA will require some study data to support this change which could be from one or more reader studies (a "reader study" uses images of lesions vs. actual patients so it is relatively affordable and quick).

Valuable Data Collection

Subject to US HIPAA and EU GDPR privacy regulations, Vita plans to collect anonymized data from patients to help build a comprehensive spectral imaging database to continuously improve AURA's accuracy with AI and machine learning. This data can potentially be leveraged in the future to improve diagnostic accuracy, identify the exact stage and type of skin cancer, and be a valuable asset commanding a high valuation if/when we look to exit.

Numerous Future Diagnostic Applications

While the first application of the AURA™ is in skin cancer, our technology has the potential to treat all epithelial cancers (such as stomach, colon, lung, and esophageal cancers). Raman spectroscopy may also be used to aid in the delineation of other non-epithelial cancers like Gliomas and Sarcomas. We like to think of these future patent applications as "the blue sky beyond skin cancer".

Vita Imaging Roadmap

We already have exciting plans for the coming years, including:

- Expected FDA approval in the second half of 2025
- Expansion into US and additional markets like UK, Australia and EU
- Development of additional diagnostic devices to detect other forms of cancer
- The creation of a comprehensive and valuable spectral imaging database, which can be a strong asset in future company valuation


REGULATORY & GO-TO-MARKET TIMELINE


The Road Ahead
FDA Submission
September BriteLab (OEM)
FDA Decision
Second Half of 2025
Clinical Study
August-December Manufacturing Audit
Pivotal
Multisite Study
US Launch AURA
EU, UK AURA
*AURA is a Class 3 PMA Device. FDA approval is, on average, 3 years for this device class.
Asia (select markets) AURA
2022
2023
2024
2025
2026
2027

Future projections are not guaranteed.

Invest Today and Help Us Create Better Outcomes For Skin Cancer Patients

Vita Imaging's AURA™ diagnostic device has the potential to save lives and provide more accurate skin cancer information to patients around the world. This is your opportunity to invest in Vita Imaging at a pre-revenue stage before we receive final FDA approval and approval across international markets to release our innovative diagnostic technology to the world.


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